Filed by Docent, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Docent, Inc.

Click2learn, Inc.

Commission File No.: 000-31537

General FAQ

For Customers, Prospects, Investors and Analysts

Docent and Click2learn Agree to Merge

1. Business Rationale

2. For Docent and Click2learn existing customers

3. For Prospects currently evaluating Click2learn and/ or Docent

4. For Docent and Click2learn partners

5. Product Integration & Vision

1. Business Rationale

Q: What is being announced?

A definitive agreement has been reached between the two companies on a “merger of equals.” Under this agreement, the two companies will merge into a brand new company, which is anticipated to have a new name, and integrate the products, services and employees of both companies. The merger is subject to customary closing conditions, including stockholder approvals, and is expected to be completed in the beginning of 2004.

Under terms of the Agreement and Plan of Reorganization, Click2learn, Inc and Docent, Inc. will each be acquired by a new corporate entity. Stockholders of Click2learn will receive .4144 shares in the new company for each common share held on the closing date or approximately 52% of the new company, without taking into account the exercise of options prior to the closing date. Stockholders of Docent will receive .9525 shares in the new company for each common share held on the closing date or approximately 48% of the new company, without taking into account the exercise of options prior to the closing date. Outstanding options and warrants will be converted into options and warrants for the purchase of shares in the new corporation in accordance with the same exchange ratios. The transaction is anticipated to be a tax-free reorganization and/or tax-free exchange for United States tax purposes. A copy of the Agreement and Plan of Reorganization will be filed with the United States Securities and Exchange Commission. The parties expect to mail the definitive proxy statement with respect to the transaction to their stockholders in the next several weeks and to hold their respective stockholders meetings and close the transaction in the first quarter of 2004.

Each company’s Board of Directors feels strongly that this merger of equals is the right thing to do for their respective companies and stockholders. The parties expect that the new entity will be a clear industry leader with the financial, technical and operational strength to meet current and evolving enterprise customer needs.

Q: What motivated this merger?

Organizations worldwide have begun demonstrating the business impact that can be achieved through the application of learning and performance management software solutions. Additionally, these same organizations recognize the power of a comprehensive, truly integrated suite of technologies. However, the market has been fragmented with no clear leader, and has suffered from loose integration of technologies. This combination is primarily driven by a desire to create a strong, viable leader in the industry that can uniquely serve its customers, and a desire to provide the market with the most comprehensive set of innovative technologies. Customers can expect to benefit from the new company’s enhanced financial strength, depth and breadth of product, deep experience base, and ability to invest in R&D and future innovation. This directly translates to further enhancing an already strong record of customer success shared by both companies.

Q: Why Docent and Click2learn?

First, in order to create a strong, viable leader, we had to combine two of the strongest and most innovative business performance and learning management software companies in the marketplace. Over the past year, both Docent and Click2learn have continued to grow our customer bases and expand our geographic reach. With similar philosophies and cultures, and complementary technology and offerings, we believe the combined company will be poised to leverage our current momentum, and achieve significant growth and operational efficiencies going forward.

Second, our goal is to provide our customers with the most comprehensive and integrated application suite the industry has seen to date. The ideal combination should join highly complementary organizational and product strengths. In our opinion, only a combination between Click2learn and Docent would enable us to deliver the most functional and synergistic product suite in the industry.

Finally, the success of any merger lies in the ability to integrate two companies, not only two product offerings. Docent and Click2learn share experienced and stable management teams and a common vision for the future of our industry, as well as a common culture that we believe will drive customer success.

Q. Why is the combination of the two companies expected to be profitable?

Early analysis has uncovered that, as separate companies, Click2learn and Docent duplicate several functions in pursuit of the same business. By combining, the new company is expected to achieve significant efficiencies that will be realized through reduced cost of sales, marketing, services and operating expenses. The combined company is anticipated to achieve significant cost synergies that were not achievable as separate companies.

Our goal is to achieve a quarterly expense run rate reflective of these savings within the first two quarters post merger. From a revenue perspective, we believe that significant cross-selling opportunities exist from a combined product line. For example, we expect Docent Analytics to be a natural addition for Click2learn clients. In addition the ability to leverage each company’s existing international and partner distribution channels may offer additional revenue opportunities for the combined product line.

Q: What roles will Docent and Click2learn management assume?

The combined company will be led by a management team and board of directors derived from both companies. Andrew Eckert, President and CEO of Docent, will be CEO of the combined company. Kevin Oakes, Chairman and CEO of Click2Learn, will serve as the President. Other executive management and board of directors positions are expected to be announced prior to the closing of the transaction.

The management team’s number one priority will continue to be customer care and success. A healthy mix of representation from each company will help ensure this.

Q: What is the timeframe and expectation between announcement and close?

The merger is subject to customary closing conditions, including stockholder approvals, and is expected to be completed in the first quarter of 2004.

2. For Docent and Click2learn existing customers

Q: What is the value that the merger will bring to existing Click2learn and Docent customers?

By joining forces, the combined company will enjoy compelling advantages that are expected to benefit the customers of each, including:

➢	The industry’s most comprehensive, integrated software suite combining complementary, best in class capabilities. The new company will offer a complete suite that includes: Learning Management, Learning Content Management, Analytics, Virtual Classroom, Knowledge Management, Collaboration, and Performance Management.
➢	The largest customer base in the industry – with over 600 enterprise customers – and broad market reach across geographies and industry verticals. The new company will count 40% of the Fortune 50 and over 35% of the Global 50 among its customers. Of the largest 15 companies in the world, 60% will be customers of the combined company.
➢	The broadest and strongest network of strategic partners. The new company will combine relationships with the highest caliber organizations in the systems integrator, content provider, and outsourcing fields. Strong partnerships with organizations such as Accenture, Deloitte, Exult, IBM, Microsoft, NEC, Primedia, and Thomson Learning can be expected to provide customers with superior capabilities and solutions.
➢	The leading R&D, Services and Customer Support teams in the industry to continue to innovate groundbreaking technologies and provide superior support to clients.
➢	The financial strength to deliver results. With over $40 million in cash and the scale to leverage operational efficiencies, the combined company expects to be the clear choice for clients looking for a long-term supplier partnership.

Q: Will you be supporting my product(s) going forward?

Yes, we remain, as always, committed to providing superior support for our existing products and solutions, and we are committed to delivering those capabilities in future versions. Even more importantly, customer loyalty has been critical to each company’s success, and we maintain a strong commitment to a lower “total cost of ownership” by having a clear, low-cost upgrade path for future versions of the combined company’s products for our existing customers. You have our commitment that we will strive to ensure upgrades to future versions of our combined suite will be just as easy and cost effective as a typical upgrade is today.

Q: Will I be assigned a new account manager?

Prior to the close of this transaction, which is expected in the first quarter of 2004, support contacts will remain unchanged. Afterwards, while some account roles may change as a result of the proposed merger, we are committed to putting more “feet on the street” than ever before.

Q: Who do I contact for support?

Prior to the close of this transaction, support contacts will remain unchanged. Upon completion of the merger, the support organizations will be combined to create a single world-class enterprise software support organization to service customers of both companies. The new company’s global sales and support reach will provide even greater customer care resources, being able to combine complementary strength in verticals and geographies to ensure your continued success.

3. For Prospects currently evaluating Click2learn and/ or Docent

Q: I’m evaluating both right now…will one be dropping out?

No, given regulatory issues and business prudence, prior to completing the proposed merger both companies will continue to compete and operate “business as usual.” Upon completion of the merger, a world-class enterprise software organization will be put in place to service customers of both companies, and clients of both companies will specifically be briefed on future product plans and support strategy.

Q: What product am I buying now?

You are buying the same product that we have been demonstrating and discussing. Our product roadmap plan has always been to further enhance these products and our suite over time—this combination is expected to help accelerate some of those enhancements with the best capabilities from our combined offerings.

Q: Should I wait until the deal is closed or when the new integrated offering is ready?

There is no need to do so since we do not plan to discontinue any of our offerings. Our plan is to integrate, over time, the best capabilities from both suites. Because we are committed to a clear, low-cost upgrade path for all future versions of our products for our existing customers, it will not be necessary to wait to make a selection. The new company is expected to honor all of its support commitments as if nothing as changed. What will change is that customers will be able to expect more rapid innovation and even greater customer support going forward.

4. For Docent and Click2learn partners

Q: How does this affect to our relationship with Click2learn and/ or Docent?

For the majority of our partners, we do not anticipate that this merger will affect any agreement you reached with either party.

Q: What should we communicate to customers?

This combination is primarily driven by a desire to create a clear leader in the industry. Customers can expect to benefit from the new company’s enhanced financial strength, depth and breadth of product, deep experience base, and ability to invest in R&D and future innovation. This combination can be expected to further enhance an already strong record of customer success demonstrated by both companies. For more information, please contact your alliance manager or see the section above addressed at customers.

Q: We have open opportunities we are selling/ implementing. Should we proceed or wait for more information about the combined product offering?

Please move ahead and help solve today’s customer needs with the current product lines. After the merger, the combined company will be much stronger in its ability to serve you and your clients into the future. We maintain a strong commitment to having a clear, low-cost upgrade path to all future versions for all of our customers. You have our commitment that we will strive to ensure that upgrades to future versions of our combined suite will be just as easy as a typical upgrade is today.

Q: Will customers of either platform be forced to migrate to the other platform?

Docent and Click2learn remain, as always, committed to providing support for all of our solutions. Both companies’ solutions and capabilities have been important aspects to our success and we are committed to delivering those capabilities in future versions. Our plan is to integrate, over time, the best capabilities from both suites. Customers, as always, have the option of staying with a current version or moving up to a new and more powerful version. We maintain a strong commitment to having a clear, low-cost upgrade path to all future versions for all of our customers. You have our commitment that we will strive to ensure that upgrades to future versions of our combined suite will be just as easy as a typical upgrade is today.

5. Product Integration & Vision

Q: What is the product vision for the combined company?

Click2learn and Docent share the same vision: provide Business Performance Management and Learning technologies through one integrated platform that drives business results. Our product helps identify and act on the most powerful levers to solve business problems throughout an organization and drive performance. This shared vision will solidify the joint company as the clear choice for customers purchasing a Learning and Performance Management Solution. The new company expects to deliver a new suite to the market that combines the best of both existing platforms and capabilities, while also adding new innovative capabilities. We expect the combined product to include:

➢	An integrated platform with a seamless user experience
➢	Ability for companies to set goals and track performance to those goals
➢	Ability to manage associated learning and content
➢	Ability to manage knowledge, learning and information in one place
➢	Ability to create robust learning content, quickly and easily

➢	Ability to engage in real-time collaborative learning
➢	Solutions specific to vertical and horizontal markets
➢	Ability to measure business impact
➢	Support for industry standard technologies

We believe the combined company will be the only provider with the resources to offer this full capability and the proven experience and track record to deliver on the promise.

Finally, we believe the combination of the broadest installed customer and experience base will result in the strongest ability to innovate according to customers’ needs and reduce the total cost of ownership. In fact, the combination will result in the leading Business Performance Management and Learning software company with over 600 customers from all industry verticals, with specific depth in Military and Government, Manufacturing, Financial Services, Healthcare Services, Pharmaceuticals, Retail, Energy, Telecomm, and High Tech.

Q: How does this affect the roadmap and the features that we have been expecting?

We are committed to delivering against the expectations that you have for future solutions. Our product vision, strategy and goals were developed from a deep understanding of the business needs in the market, and we will continue to create innovative technology and solutions to meet those needs. We expect that this merger will give the combined company a greater ability to deliver on those expectations.

We believe the financial strength of the combined company will provide the ability to deliver a more complete solution in a shorter timeframe; each company’s current best-in-class solutions, and the combination of best functionality and best platform support means you can expect to have more in the future; and our larger support organization helps ensure your continued success.

Q: When will the new integrated solution be available?

The new company expects to deliver a new suite to the market that combines the best of both existing platforms and capabilities, while also adding new and innovative capabilities.

After the deal closes, we expect to release more information on the new product integration roadmap. Although planning will take place during the interim period, given regulatory restrictions, we cannot release specific information until then.

SAFE HARBOR STATEMENT/ FORWARD-LOOKING STATEMENTS

Information in this presentation may contain forward-looking statements, including statements about future business operations, financial performance, customer benefits and potential synergies to be derived from the transaction and other market conditions that include risks and uncertainties. These statements are not historical facts or guarantees of future performance or events and are based on current expectations, estimates, beliefs, assumptions, goals and objectives, and neither Docent nor Click2learn assumes any obligation to update any such forward-looking statements. These statements are not guarantees of future results and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from the results expressed or implied by these statements. You are cautioned not to place undue reliance on any forward-looking statements.

Factors that could cause actual results to differ include, but are not limited to, (i) the challenges and costs of closing, integration and restructuring, and the ability to achieve anticipated synergies associated with the announced plans to merge Docent and Click2learn; (ii) an emerging and rapidly evolving market, (iii) market uncertainty with respect to the proposed merger and acceptance of the combined company’s product offerings by customers and partners; (iv) adverse changes in general economic or market conditions; (v) delays or reductions in information technology spending; (vi) the ability to attract and retain highly qualified employees; (vii) intense competition in the marketplace and (viii) other events and other important factors disclosed previously and from time to time in Docent’s and Click2learn’s with the Securities and Exchange Commission, including the companies’ respective 10-K and 10-Q filings

Additional Information And Where To Find It

Docent, Inc. and Click2learn, Inc. intend to file a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the merger transaction involving Docent and Click2learn. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Docent by contacting Docent Investor Relations at (650) 934-9525. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Click2learn by contacting Click2learn Investor Relations at (425) 637-1557.

Docent and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Click2learn in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Docent and Click2learn described above. Additional information regarding the directors and executive officers of Docent is also included in Docent proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 24, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Docent by contacting Docent Investor Relations at (650) 934-9525.

Click2learn and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Click2learn in connection with the merger. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the proxy statement/prospectus of Docent and Click2learn described above. Additional information regarding these directors and executive officers is also included in Click2learn’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 23, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Click2learn by contacting Click2learn Investor Relations at (425) 637-1557.